UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint
200 Cantonment Road
Singapore 089763
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of an announcement made though the Stock Exchange News Service of the Johannesburg Stock Exchange.

Exhibits

99.1          Press Release of Grindrod Shipping Holdings Ltd. dated November 22, 2022.

Forward-Looking Statements

This report contains or incorporates by reference forward-looking statements regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Forward-looking statements include but are not limited to those using words such as “expect”, “anticipate”, “believe”, “estimate”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “if”, “will”, “would”, “should”, “could”, “may” and “might”. These statements reflect the Company’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. These forward-looking statements are subject to risks and uncertainties including, among other things, satisfaction or waiver of the conditions precedent set forth in the transaction implementation agreement, dated October 11, 2022, by and among the Company, TMI and the Offeror (as amended or supplemented from time to time) (the “Transaction Implementation Agreement”) (including by reason of the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to whether and how many Company shareholders will tender their Shares into the Offer and the possibility that the transactions contemplated by the Transaction Implementation Agreement are not consummated; disruption from the announced Offer by TMI making it more difficult to maintain business and operational relationships and significant transaction costs. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders should not place undue reliance on such forward-looking statements, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, subject to compliance with all applicable laws and regulations and/or the rules of NASDAQ, the Johannesburg Stock Exchange and/or any other regulatory or supervisory body or agency. A further description of risks and uncertainties relating to the Company can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 25, 2022, and in the subsequent interim financial information included in the Company Report on Form 6-K furnished to the SEC on August 17, 2022, all of which are available for free at the SEC’s website at www.sec.gov. Copies of these documents are also available free of charge on the Company’s internet website at grinshipping.com/investorrelations.

Responsibility Statement

The directors of the Company (including those who may have delegated supervision of the preparation of this communication) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this communication are fair and accurate and that no material facts have been omitted from this communication, the omission of which would make any statement in this communication misleading; and the directors of the Company jointly and severally accept responsibility accordingly.

Where any information in this communication has been extracted or reproduced from published or otherwise publicly available sources or obtained from TMI or the Offeror, the sole responsibility of the directors of the Company has been to ensure, through reasonable enquiries, that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this communication. The directors of the Company do not accept any responsibility for any information relating to TMI or the Offeror or any opinion expressed by TMI or the Offeror.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: November 22, 2022	/s/ Stephen Griffiths
Name: Stephen Griffiths
Title: Interim Chief Executive Officer and Chief Financial Officer